Exhibit 12

Nuveen Investments Inc. & Subsidiaries

Computation of Earnings to Fixed Charges

(in thousands)

	Predecessor				Successor
				January 1, 2007	November 14, 2007		Six Months Ended June 30,
	2004	2005	2006	to November 13, 2007	to December 31, 2007*	2008*	2008*	2009*
Earnings:
Income/(loss) before income taxes	$252,506	278,839	308,604	200,124	(47,565)	(2,139,075)	(10,325)	$(61,022)
Fixed charges	16,061	31,868	44,028	34,916	40,982	291,036	144,896	142,336
Earnings as defined	268,567	310,707	352,632	235,040	(6,583)	(1,848,039)	134,571	81,314

Fixed charges:
Interest expense, including amortization of premiums, discounts, and capitalized expenses related to indebtedness	12,513	27,917	39,553	30,393	40,306	285,334	142,125	139,346
Interest component of rent expense (one-third of rent expense)	3,548	3,951	4,474	4,523	676	5,702	2,771	2,990
Total fixed charges	$16,061	31,868	44,027	34,916	40,982	291,036	144,896	142,336

Ratio of earnings to fixed charges:	16.72	9.75	8.01	6.73	(0.16)	(6.35)	0.93	0.57

Deficiency	—	—	—	—	$47,565	2,139,075	10,325	$61,022

* Excludes Symphony CLO V.